Exhibit 99.(a)(13)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

30 May 2012

RECOMMENDED CASH OFFER FOR

CRYPTOLOGIC LIMITED

BY

AMAYA GAMING GROUP INC.

OFFER EXTENDED

Summary

On 2 February 2012, the boards of Amaya Gaming Group Inc. (“Amaya”) (TSXV: AYA) and CryptoLogic Limited (“CryptoLogic”) (TSX: CRY) announced the terms of a recommended cash offer (the “Offer”) to be made by Amaya to acquire the entire issued and to be issued ordinary share capital of CryptoLogic (“CryptoLogic Shares”).

On 29 March 2012, Amaya announced that the Offer had become wholly unconditional and that it had extended the Offer until 3.00 p.m. London time (10.00 a.m. Toronto time) on 18 April 2012, unless otherwise extended.

On 18 April 2012, Amaya announced that it had extended the Offer until 3.00 p.m. London time (10.00 a.m. Toronto time) on 2 May 2012, unless otherwise extended.

On 2 May 2012, Amaya announced that it had extended the Offer until 3.00 p.m. London time (10.00 a.m. Toronto time) on 16 May 2012, unless otherwise extended.

On 16 May 2012, Amaya announced that it had extended the Offer until 3.00 p.m. London time (10.00 a.m. Toronto time) on 30 May 2012, unless otherwise extended and that it had made amendments to the Offer Document.

Amaya announces today that, as at 3.00 p.m. London time (10.00 a.m. Toronto time), it has received acceptances giving Amaya control over 12,306,288 CryptoLogic Shares, representing approximately 89 per cent. of the issued share capital of CryptoLogic and that the Offer is being further extended.

Acceptance Levels

Amaya announces that as at 3.00 p.m. London time (10.00 a.m. Toronto time) today, it has received valid acceptances of the Offer in respect of a total of 11,334,659 CryptoLogic Shares representing approximately 81.97 per cent. of the issued share capital of CryptoLogic and approximately 88.17 per cent of CryptoLogic Shares to which the Offer relates.

CryptoLogic Shares in respect of which valid acceptances have been received include (i) acceptances received in respect of 11,000 CryptoLogic Shares (representing approximately 0.08 per cent. of the issued share capital of CryptoLogic) which were subject to irrevocable undertakings received from the CryptoLogic Directors and (ii) acceptances received in respect of 2,048,580 CryptoLogic Shares (representing approximately 14.82 per cent. of the issued share capital of CryptoLogic) which were subject to undertakings received from Jemekk Capital Management Inc., Birkenshaw & Company Ltd. and K2 & Associates Investment Management Inc.

Taking into account the existing holding of Amaya of 971,629 CryptoLogic Shares (representing approximately 7.02 per cent. of the issued share capital of CryptoLogic), the total numbers of CryptoLogic Shares over which Amaya now has control is 12,306,288 representing approximately 89 per cent. of the issued share capital of CryptoLogic.

Extension

Amaya also announces that the Offer is extended and will remain open for acceptance until 5.00 p.m. London time (12.00 p.m. Toronto time) on 25 June 2012, unless otherwise extended.

Forms of Acceptance not yet returned should be completed and returned in accordance with the instructions set out in the Offer Document and in the Form of Acceptance as soon as possible.

Delisting

CryptoLogic has notified the NASDAQ of its intent to delist the CryptoLogic Shares from the NASDAQ. Amaya intends to (i) avail itself of the right to compulsory acquisition as set forth in the CryptoLogic articles of incorporation or (ii) to pursue a Subsequent Acquisition Transaction to acquire the remaining CryptoLogic Shares not controlled by it, in each case, pursuant to applicable laws.

As previously announced, on April 30, 2012, CryptoLogic received a NASDAQ Staff Deficiency Letter that, as a result of the resignations of two of its directors, CryptoLogic no longer complied with NASDAQ’s audit committee requirements as set forth in NASDAQ Listing Rule 5605(c)(2), which requires that the audit committee be composed of at least three independent directors.

CryptoLogic intends to file a Form 25 with the SEC on June 15, 2012 relating to the delisting of the CryptoLogic Shares on the NASDAQ, with the delisting of the CryptoLogic Shares to be effective no sooner than ten days thereafter. Accordingly, CryptoLogic expects that the last day of trading of the CryptoLogic Shares on the NASDAQ will be on or about June 26, 2012. CryptoLogic has not arranged for its shares to be listed or quoted on any other U.S. national securities exchange or quotation medium.

On the effective date of the delisting, CryptoLogic plans to file a Form 15 to terminate the registration of the CryptoLogic Shares under Section 12(g) of the US Exchange Act. CryptoLogic will be eligible to terminate such registration because it has fewer than 300 record holders. Upon filing of the Form 15, CryptoLogic’s obligation to file certain reports with the SEC, including Forms 20-F and 6-K, will immediately be suspended.

Capitalised terms used and not defined in this announcement have the same meanings given to them in the Offer Document dated 17 February 2012 and published on 21 February 2012.

Enquiries

Amaya:

David Baazov, President and CEO	Tel: +1 514 744 3122
Daniel Sebag, CFO

Canaccord Genuity (Financial Adviser to Amaya):

Simon Bridges/Kit Stephenson	Tel: +44 (0)207 523 8000
Neil Johnson	Tel: +1 416 869 7224

CryptoLogic:

David Baazov, Chairman and CEO	Tel: +1 514 744 3122
Daniel Sebag, CFO

Deloitte Corporate Finance (Financial Adviser to CryptoLogic):

Jonathan Hinton	Tel: +44 (0)207 936 3000
David Smith

Luther Pendragon (PR adviser to CryptoLogic):

Neil Thapar	Tel: +44 (0)20 7618 9100
Alexis Gore

If you require assistance or have any questions about procedures for acceptance of the Offer, please contact Boudicca Proxy Consultants, the Information Agent for the Offer, on:

•	USA/Canada Toll-Free: 1-800-965-5871

•	UK Freephone: 0808-189-0978

•	Rest of the world (charged at national rates): +44 203 051 4260

Banks and Brokers may call +1(212) 252-2119 for information or assistance.

The helplines will be available between 9.00 a.m. and 1.00 a.m. (London Time), 4.00 a.m. to 8.00 p.m. (Toronto time), Monday to Friday.

Alternatively, you may email your enquiries to info@boudiccaproxy.com.

Please note that the Information Agent cannot provide any financial, legal or tax advice or advice on the merits of the Offer.

Important Notice

This Announcement is for information purposes only and is not intended to and does not constitute, or form any part of, an offer to sell or an invitation to subscribe for or purchase any securities or the solicitation of an offer to purchase or subscribe for any securities in any jurisdiction pursuant to the Offer or otherwise. Any response in relation to the Offer should be made only on the basis of the information contained in the Offer Document (which contains the full terms and conditions of the Offer including details on how to accept the Offer) and, in the case of CryptoLogic Shares held in certificated form, the Form of Acceptance or any other document by which the Offer is made.

Canaccord Genuity, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Amaya and no one else in connection with the Offer and other matters referred to in this Announcement and will not be responsible to any person other than Amaya for providing the protections afforded to clients of Canaccord Genuity nor for giving advice in relation to the Offer or any other matter or arrangement referred to in this Announcement.

Deloitte Corporate Finance is acting exclusively for CryptoLogic and no one else in connection with the Offer and other matters referred to in this Announcement and will not be responsible to any person other than CryptoLogic for providing the protections afforded to clients of Deloitte Corporate Finance nor for giving advice in relation to the Offer or any other matter or arrangement referred to in this Announcement. Deloitte Corporate Finance is a division of Deloitte LLP, which is authorised and regulated in the United Kingdom by the FSA in respect of regulated activities.

Overseas Jurisdictions

Unless otherwise determined by Amaya or required by the Code, and permitted by applicable law and regulation, the Offer is not being, and will not be, made available, directly or indirectly, in, into or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facilities of a national securities exchange of any Restricted Jurisdiction. Accordingly, copies of this Announcement and all documents relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, in whole or in part, in, into or from any Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this Announcement and all documents relating to the Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so may violate the laws in that jurisdiction.

The availability of the Offer to CryptoLogic Shareholders who are not resident in the United Kingdom, Guernsey, Canada or the United States may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom, Guernsey, Canada or the United States should inform themselves of, and observe, any applicable requirements.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Code, any person who is interested in one per cent. or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm on the 10th Business Day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in one per cent. or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Notice to US Investors

This Announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. This Announcement also does not constitute a Solicitation/ Recommendation Statement under the rules and regulations of the SEC. The Offer is being made solely by means of an Offer Document, the Form of Acceptance accompanying the Offer Document and any other documents required by applicable law, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, Amaya has filed with the SEC a Tender Offer Statement on Schedule TO containing the Offer Document and other related documentation and CryptoLogic has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9.

Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents filed by Amaya or CryptoLogic in connection with this Offer are available on the SEC’s website at http://www.sec.gov. The Offer Document, Form of Acceptance accompanying the Offer Document and any other documents required by applicable law will be made available to all CryptoLogic Shareholders, Exchangeable Shareholders and CryptoLogic Option Holders at no charge to them. CryptoLogic Shareholders are advised to read the Offer Document and the accompanying Form of Acceptance because they contain important information. CryptoLogic Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they contain important information.

Publication on websites

A copy of this Announcement will be available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on Amaya’s website at www.amayagaming.com/cryptologic and on CryptoLogic’s website at http://offer.cryptologic.com by no later than 12.00 noon London time (7.00 a.m. Toronto time) on 31 May 2012. For the avoidance of doubt, neither the content of the websites referred to in this Announcement nor the content of any website accessible from hyperlinks on such websites is incorporated into or forms part of this Announcement.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.